Mail Stop 0306

      April 12, 2005


Via Facsimile and U.S. Mail

Mr. Thomas W. Fry
Chief Financial Officer
Vasomedical, Inc.
180 Linden Avenue
Westbury, NY  11590


	Re:	Vasomedical, Inc.
		Form 10-K for the year ended May 31, 2004
      Filed August 17, 2004
		Form 10-Q for the quarter ended November 30, 2004

      File No. 0-18105


Dear Mr. Fry:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 9A Controls and Procedures - Page 32

1. In future filings, including filings on Form 10-Q, please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that occurred during the quarter that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended
Item 308(c) of Regulation S-K.

Consolidated Financial Statements - Page F-1

Consolidated Statements of Earnings - Page F-4

2. We note that you derive income from more than one of the subcaptions described under Rule 5-03.1 of Regulation S-X. Please note that you should separately state both revenues and related costs for each revenue class which is more than 10 percent of total revenues. See Rule 5-03(b) of Regulation S-X. Please revise in future filings.

Note A - Business Activities and Summary of Significant Accounting Policies - Page F-7

Revenue Recognition - Page F-7

3. Please note that SFAS 5 addresses warranty obligations that are incurred in connection with the sale of product, that is, obligations that are not separately priced or sold but are included in the sale of the product. FTB 90-1 addresses extended warranty and product maintenance contracts that are priced and sold separately from the product and concludes that the accounting should recognize the sale of the product and the sale of the contract as separate transactions regardless of the seller`s pricing and marketing strategy. We note that you defer a portion of your product sales revenue from warranty obligations. Please tell us why and cite the accounting literature upon which you relied. Discuss why your accounting does not comply with SFAS 5.

4. Please tell us and disclose in future filings how you evaluate acceptance and installation provisions for purposes of determining when to recognize revenue. Also address the significant terms of your acceptance and installation provisions.

Note L. Income Taxes - Page F-18

5. Supplementally and in future filings discuss uncertainties surrounding the realization of the deferred tax asset and material assumptions underlying your determination that the net asset will be realized. If the asset`s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, describe these assumed future events, quantified to the extent practicable, in the MD&A. For example, disclose the minimum annualized rate by which taxable income must increase during the NOL carryforward period if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon by management in its decision not to establish a full allowance against the asset. In your response, please address in detail how you considered paragraphs 21 -
25 of SFAS 109 in determining that a valuation allowance of only $1,908,000 was needed.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      You may contact David Burton, Staff Accountant, at (202)
942-
1808 or me at (202) 942-2861 if you have questions regarding these comments. In this regard, do not hesitate to contact Michele
Golhke,
the Branch Chief, at (202) 942-7903.


							Sincerely,


							Kate Tillan
							Assistant Chief Accountant
??

??

??

??

Mr. Thomas Fry
Vasomedical, Inc.
April 12, 2005
Page 4 of 4

4